UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 28, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Aileron Therapeutics, Inc.

File No. 333-218474 - CF#32962

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Aileron Therapeutics, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on June 2, 2017, as amended.

Based on representations by Aileron Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| Exhibit 10.13 | through | June 19, 2020 |
| Exhibit 10.14 | through | June 19, 2020 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary